Bitfarms

Leading Bitfarms Into Its Next Chapter



Ben Gagnon
Chief Executive Officer

Dear Shareholders,

I wanted to reach out and introduce myself to those who may not know me and share my thoughts and perspective on Bitfarms and the strong foundation we have built.

On July 8, 2024, the Bitfarms Board of Directors appointed me as the Company's Chief Executive Officer. While I am new to the CEO role, I have been with Bitfarms for over five years and had the opportunity to grow with the business, most recently serving as Chief Mining Officer. I know Bitfarms well and understand the value of our business, assets and people. Since joining the Company in 2019, I've supported the development and execution of the Company's growth plan and have seen firsthand the opportunities we have been able to create. I am fortunate to work alongside an incredible Bitfarms team committed to acting in the best interest of our shareholders and other stakeholders. I look forward to collaborating with the Board, including our newly appointed independent director Fanny Philip, a recognized expert in the blockchain technology field, and the management team to continue executing on our transformational growth plans.

While the Board and management team remain confident in the business and our strategy, we are always looking for ways to enhance value, which is why the Special Committee is conducting a strategic alternatives review process to determine the best path forward for the Company. The process remains ongoing, and the Special Committee will take the time it needs to thoroughly evaluate all opportunities to achieve the best outcome for Bitfarms' shareholders.

Independent of any alternative the Special Committee determines to be in the best interests of shareholders, I would like to share with you why I am so confident about Bitfarms' value proposition. Thanks to the strong foundation and well-balanced portfolio we've built, the Company is on track to deliver our fully-funded 2024 guidance of 21 EH/s and 21 w/TH and poised to deliver the greatest hashrate grvowth and cost improvement in Bitfarms' history with industry leading benchmarks.

ON TRACK TO DELIVER RECORD HASHRATE & EFFICIENCY IMPROVEMENT

TRANSFORMATIVE FLEET UPGRADE	OPERATING EXPANSION & OPTIMIZATION	VERTICALLY INTEGRATED & GEOGRAPHICALLY DIVERSIFIED	Q1 2024 HIGHLIGHTS	STRONG BALANCE SHEET*
10.4 EH/s 25 w/TH Current	**310 MW** Current	**12** Data Centers Canada, U.S., Argentina, Paraguay	**$50M** Revenue	**$124M** Total Liquidity
21 EH/s 21 w/TH YE 2024	**440 MW** ~100,000 Miners Deployed YE 2024	**2** Data Centers in Development Paraguay, U.S.	**$21M** Adj. EBITDA	**905** Bitcoin Held
35+ EH/s YE 2025	**648 MW** 2025		**59%** Gross Mining Margin	**NO DEBT**
			943 Bitcoin Mined	

*as of 3/31/24

Over the last few years, we have taken deliberate actions to allow us to capitalize on the tremendous growth opportunities before us, deleveraging our balance sheet and emphasizing low cost vertically integrated operations. Now, with no debt, a rapidly increasing hashrate, improving energy efficiency and reduced costs on a per Bitcoin basis, we are aggressively entering this new era positioned to realize our tremendous potential and capture upside from quickly rising Bitcoin prices.

STRONG GROWTH IN 2024 & 2025



35 EH/s
70% Growth
21 EH/s
10.4 EH/s
6.5 EH/s
YE 2023
35 w/TH
Q2 2024
25 w/TH
YE 2024
21 w/TH
YE 2025
Actual values
Estimated values
Canada
Paraguay
Argentina
U.S.

2024 Growth Outperforms BTC Mining Industry

83% Y/Y operating capacity (MW) increase

40% Y/Y fleet efficiency improvement

3x Y/Y increase in hashrate

2025 Growth Driven by U.S. & Paraguay Expansion

~50% Y/Y operating capacity (MW) increase

~70% Y/Y increase in hashrate

Capturing upside with no debt, rapidly increasing hashrate, improving energy efficiency & cost reductions

One of Bitfarms' strongest assets is our high quality, geographically diversified portfolio of energy assets, which is why we are focused on upgrading our fleet and building new data centers to improve efficiency and increase hashrate. We have already installed more than 39,000 new miners and deracked over 39,000 old miners in 2024, while also completing upgrades at all of our Québec data centers. In parallel, we signed two new agreements for 120 MW in Sharon, PA and 100 MW in Yguazu, Paraguay, which, when combined, bring our 2025 power capacity to 648 MW, more than double our current capacity. With this new site and our rapidly improving efficiency, we are confident in our 2025 guidance of over 35 EH/s. Looking ahead, we'll continue to evaluate new geographies, new markets and new opportunities to drive shareholder value.

As we take steps to expand and diversify the business beyond Bitcoin mining into exciting and synergistic new areas like energy generation, energy trading, heat recycling and other high value revenue streams like HPC/AI, we will continue to maximize the utility and value of our energy assets for the benefit of all shareholders. The future is bright for Bitfarms. I have genuinely never been more optimistic or excited about our future and hope you share my confidence in Bitfarms' path ahead to drive value for shareholders.

Thank you for your continued support of Bitfarms.

Sincerely,

Ben Gagnon
Chief Executive Officer

QUICK FACTS ABOUT ME

Joined Bitfarms in 2019.

Founded two Bitcoin mining companies.

Serve as co-chair of the Canadian Blockchain Consortium Mining Committee, and lead analyst for the Bitcoin Mining Council.

Received M.Sc. in Internet Computing from Hong Kong University and B.Sc. in Economic Consulting and International Business from the Kelley School of Business at Indiana University.

Feel free to connect with me on X at @hashoveride!